                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                                (Amendment No. 2)


                               LANCER CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    514614106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [X]   Rule 13d-1(b)
            [ ]   Rule 13d-1(c)
            [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     1 of 7

-------------------                                          -------------------
CUSIP No. 514614106                   13G/A
-------------------                                          -------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Bedrock Management, L.P. - 75-2783406
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER

                                         560,000
                          ------------------------------------------------------
        NUMBER OF               6        SHARED VOTING POWER
         SHARES
      BENEFICIALLY                       0
        OWNED BY          ------------------------------------------------------
          EACH                  7        SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                        560,000
                          ------------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------

      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               560,000
--------------------------------------------------------------------------------

     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------

     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.0%
--------------------------------------------------------------------------------

     12        TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT

                                     2 of 7

-------------------                                          -------------------
CUSIP No. 514614106                   13G/A
-------------------                                          -------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               James C. Smith
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER

                                         140,000
                          ------------------------------------------------------
        NUMBER OF               6        SHARED VOTING POWER
         SHARES
      BENEFICIALLY                       560,000
        OWNED BY          ------------------------------------------------------
          EACH                  7        SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                        140,000
                          ------------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         560,000
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               700,000
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               7.5%
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT



                                     3 of 7

-------------------                                          -------------------
CUSIP No. 514614106                   13G/A
-------------------                                          -------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               James F. Gallivan, Jr.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER

                                         10,780
                          ------------------------------------------------------
        NUMBER OF               6        SHARED VOTING POWER
         SHARES
      BENEFICIALLY                       560,000
        OWNED BY          ------------------------------------------------------
          EACH                  7        SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                        10,780
                          ------------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         560,000
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               570,780
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.1%
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT



                                     4 of 7

     The Schedule 13G relating to shares of common stock of Lancer Corporation (the "Issuer"), filed with the Securities and Exchange Commission on June 12, 2001 and amended on February 12, 2002, is hereby amended as set forth below.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP.

         (a)      Amount beneficially owned:

                  (i) Bedrock Management, L.P. may be deemed the beneficial owner of 560,000 shares. This consists of: (1) 280,000 shares held by Bedrock Capital; and, (2) 280,000 shares held by Pilgrim.

                  (ii) James C. Smith may be deemed the beneficial owner of 700,000 shares. This consists of: (1) 280,000 shares held by Bedrock Capital, (2) 280,000 shares held by Pilgrim; and, (3) 140,000 shares beneficially held.

                  (iii) James F. Gallivan, Jr. may be deemed the beneficial owner of 570,780 shares. This consists of: (1) 280,000 shares held by Bedrock Capital, (2) 280,000 shares held by Pilgrim; and, (3) 10,780 shares beneficially held.

         (b)      Percent of class:

                  (i) The number of shares of which Bedrock Management, L.P. may be deemed to be the beneficial owner of constitutes approximately 7.5% of the total number of shares outstanding.

                  (ii) The number of shares of which James C. Smith may be deemed to be the beneficial owner of constitutes approximately 6.0% of the total number of shares outstanding.

                  (iii) The number of shares of which James F. Gallivan, Jr. may be deemed to be the beneficial owner of constitutes approximately 6.1% of the total number of shares outstanding.

         (c)      Number of shares as to which the person has:

                  BEDROCK MANAGEMENT, L.P.

                  (i)      Sole power to vote or to direct the vote: 560,000

                  (ii)     Shared power to vote or to direct the vote: 0



                                     5 of 7

                  (iii) Sole power to dispose or to direct the disposition of: 560,000

                  (iv) Shared power to dispose or to direct the disposition of: 0

                  JAMES C. SMITH

                  (i)      Sole power to vote or to direct the vote: 140,000

                  (ii)     Shared power to vote or to direct the vote: 560,000

                  (iii) Sole power to dispose or to direct the disposition of: 140,000

                  (iv) Shared power to dispose or to direct the disposition of: 560,000

                  JAMES F. GALLIVAN, JR.

                  (i)      Sole power to vote or to direct the vote: 10,780

                  (ii)     Shared power to vote or to direct the vote: 560,000

                  (iii) Sole power to dispose or to direct the disposition of: 10,780

                  (iv) Shared power to dispose or to direct the disposition of: 560,000

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 10           CERTIFICATION.

                  Not applicable.



                                     6 of 7

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:  February 6, 2003


                                     Bedrock Management, L.P.


                                     By:  Bedrock GP, Inc.
                                          Its General Partner

                                          By: /s/ James F. Gallivan, Jr.
                                              ---------------------------------
                                              James F. Gallivan, Jr.
                                              President

                                     James C. Smith

                                     By:  /s/ James C. Smith
                                          -------------------------------------
                                          James C. Smith

                                     James F. Gallivan, Jr.

                                     By:  /s/ James F. Gallivan, Jr.
                                          -------------------------------------
                                          James F. Gallivan, Jr.





                                     7 of 7